FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: August 31, 2004                                                             By :    /s/David Patterson/s/
    Title:     Chairman

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
August 23, 2004

News Release

Further to the Company’s news release dated May 19, 2004, Harvey Keats, President, reports that the TSX Venture Exchange has accepted for filing the Option Agreement between the Company and Noranda Exploration SA de CV (“Noranda Mexico”) whereby the Company may acquire a 50% interest in an 82 square kilometre porphyry copper prospect known as the San Diego Property, located in Michoacan State, Mexico.

Terra Nova has the option to earn a 50% interest in the Property by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

In order to maintain the Option in good standing, Terra Nova will be required to incur the following expenditures:

   i)   in the amount of at least CDN$1,000,000 on or before May 31, 2005, in the aggregate amount of at least CDN$3,000,000 on or before May 31, 2006 in the aggregate amount of at least CDN$6,000,000 on or before May 31, 2007 in the aggregate amount of at least CDN$10,000,000 on or before May 31, 2008 in the aggregate amount of at least CDN$15,000,000 on or before May 31, 2009

Terra Nova has committed to Noranda to incur at least CDN$1,000,000 of expenditures on or before May 31, 2005.

Provided Noranda has at least 30% interest in the Property, Noranda will have the right to earn an additional 15% interest in the Property by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm. Should either party’s interest fall below 10%, that interest shall be converted to a 1% net smelter return royalty, purchasable at the discretion of the other party for $2,000,000.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street, Vancouver, B.C. Canada V6A 1B8
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.